SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,908,149
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,908,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,908,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 106,123,353 shares of Common Stock outstanding, which is the sum of (i) 103,180,708 shares of the Issuer’s common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants (as defined herein) and (iii) 1,067,645 shares of the Issuer’s Common Stock issued in connection with the exchange of the Series E Cumulative Perpetual Preferred Stock.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,908,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,908,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,908,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 106,123,353 shares of Common Stock outstanding, which is the sum of (i) 103,180,708 shares of the Issuer’s common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants (as defined herein) and (iii) 1,067,645 shares of the Issuer’s Common Stock issued in connection with the exchange of the Series E Cumulative Perpetual Preferred Stock.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Tavistock Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,364

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 106,123,353 shares of Common Stock outstanding, which is the sum of (i) 103,180,708 shares of the Issuer’s common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants (as defined herein) and (iii) 1,067,645 shares of the Issuer’s Common Stock issued in connection with the exchange of the Series E Cumulative Perpetual Preferred Stock.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,894,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,894,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,894,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 106,123,353 shares of Common Stock outstanding, which is the sum of (i) 103,180,708 shares of the Issuer’s common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants (as defined herein) and (iii) 1,067,645 shares of the Issuer’s Common Stock issued in connection with the exchange of the Series E Cumulative Perpetual Preferred Stock.

CUSIP No. 45782B104	SCHEDULE 13D

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019, Amendment No. 4 filed on July 25, 2019, Amendment No. 5 filed on August 13, 2019, Amendment No. 6 filed on April 2, 2020, Amendment No. 7 filed on May 15, 2020 and Amendment No. 8 filed on December 16, 2020 (as amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Filing, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Exchange of Series E Fixed-Rate Cumulative Perpetual Preferred Stock

On September 3, 2021, Golden Harbor entered into an Exchange Agreement (the “Exchange Agreement”) with the Issuer pursuant to which Golden Harbor exchanged its 7,000 shares of Issuer’s Fixed-Rate Cumulative Perpetual Preferred Stock, Series E, par value $0.001 per share (including accrued dividends) for 1,067,645 shares of Common Stock, pursuant to a private placement exemption under the Securities Act, for no additional consideration (the “Exchange”). The Exchange was completed on September 22, 2021. Issuer has agreed to file a registration statement, or prospectus supplement, as applicable, promptly following the date that is 90 days after the closing date of the Exchange, for the purpose of effecting the registration for resale of such shares.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Exchange Agreement, a copy of which is filed as Exhibit 13 to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 106,123,353 shares of Common Stock outstanding, which is the sum of (i) 103,180,708 shares of the Issuer’s common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants and (iii) 1,067,645 shares of the Issuer’s Common Stock issued in connection with the Exchange. The 2019 Warrants are exercisable at any time and expire on June 30, 2022. Golden Harbor also holds 1,939,106 shares of Common Stock receivable upon the conversion of the 2025 Notes, which are not currently exercisable due to the Ownership Limitation.

(a) Golden Harbor beneficially owns 14,908,149 shares of Common Stock, which represents 14.0% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 7,908,678 shares of Common Stock, which represents 7.4% of the Issuer’s Common Stock. Tavistock Financial beneficially owns 77,364 shares of Common Stock, which represents 0.0% of the Issuer’s Common Stock. Mr. Lewis beneficially owns 22,894,191 shares of Common Stock, which represents 21.6% of the Issuer’s Common Stock.

The table below reflects restricted stock units of the Issuer granted to Mr. Avery and owned by Tavistock Financial that are not subject to vesting within the next 60 days:

Grant Date	Number of Restricted Stock Units	Vesting Schedule
July 28, 2021	14,221	July 28, 2022

CUSIP No. 45782B104	SCHEDULE 13D

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Golden Harbor has shared power to vote or to direct the vote of the 14,908,149 shares of Common Stock it beneficially owns. Braslyn has shared power to vote or direct the vote of the 7,908,678 shares of Common Stock it beneficially owns. Tavistock Financial has shared power to vote or direct the vote of the 77,364 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to vote or to direct the vote of the 22,886,285 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Golden Harbor has shared power to dispose or to direct the disposition of the 14,908,149 shares of Common Stock it beneficially owns. Braslyn has shared power to dispose or direct the disposition of the 7,908,678 shares of Common Stock it beneficially owns. Tavistock Financial has shared power to dispose or direct the disposition of the 77,364 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to dispose or to direct the disposition of the 22,886,285 shares of Common Stock he beneficially owns.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) Other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Golden Harbor and Braslyn are parties to that certain Custody Agreement dated March 9, 2021 (the “Custody Agreement”) pursuant to which Braslyn has agreed to hold, from time to time, certain of the shares of Common Stock owned by Golden Harbor in the name of Braslyn for the benefit of Golden Harbor to assist in the sale of such shares as provided in the Custody Agreement. As provided in the Custody Agreement, Braslyn will hold solely and exclusively for the benefit of Golden Harbor such number of shares of Common Stock that Golden Harbor places in Braslyn’s custody (the “Custody Shares”), and will follow all instructions of Golden Harbor with respect to the Custody Shares, including the voting and sale of any Custody Shares.

The foregoing description of the Custody Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Custody Agreement, a copy of which is filed as Exhibit 14 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 45782B104	SCHEDULE 13D

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Base Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 5	First Supplemental Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 6	Form of Inseego Corp.’s 3.25% Convertible Senior Note due 2025 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).

Exhibit 12	Form of Exchange Agreement, dated May 12, 2020, between the Issuer and certain investors holding the Company’s 5.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on May 12, 2020).

Exhibit 13	Form of Exchange Agreement, dated as of September 3, 2021, between the Issuer and Golden Harbor Ltd. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on September 3, 2021).

Exhibit 14	Custody Agreement, dated as of March 9, 2021, between Golden Harbor and Braslyn.

CUSIP No. 45782B104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

BRASLYN LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

TAVISTOCK FINANCIAL, LLC

By:	/s/ Thomas Youth
Name:	Thomas Youth
Title:	Manager

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Base Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 5	First Supplemental Indenture, dated May 12, 2020, between the Issuer and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 6	Form of Inseego Corp.’s 3.25% Convertible Senior Note due 2025 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed May 12, 2020).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).

Exhibit 12	Form of Exchange Agreement, dated May 12, 2020, between the Issuer and certain investors holding the Company’s 5.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on May 12, 2020).

CUSIP No. 45782B104	SCHEDULE 13D

Exhibit 13	Form of Exchange Agreement, dated as of September 3, 2021, between the Issuer and Golden Harbor Ltd. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K, filed on September 3, 2021).

Exhibit 14	Custody Agreement, dated as of March 9, 2021, between Golden Harbor and Braslyn.